Exhibit 99.72

CORPORATE UPDATE

For Immediate Release	October 3, 2011

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to report that mine development activities at the La Arena Gold Oxide Mine resumed with the evening shift on Friday, September 30 and planned productivity levels were achieved on Saturday and throughout the weekend after resolution of the previously announced (see press release of September 29) work stoppage.

In 2009, the Company completed and filed an Environmental Impact Study for the La Arena Gold Oxide Project, which was approved by government authorities in July 2010. This process included extensive community consultations resulting in a framework agreement with the La Arena community members. The agreement included three principal undertakings by Rio Alto including the construction of a new school, assistance with the selection and design of a new town site for area residents and an education and training program to improve literacy and provide training for technical skills necessary to work within the mining industry. All of these undertakings have been initiated resulting in completion of the first stage of the school during August making it ready for students, finalization of a town site options study and the start of several training courses.

During discussions over the last several days, the Company agreed with the La Arena community members to form a number of joint committees to monitor the progress of the undertakings set out in the framework agreement and to improve communication between area residents and the Company to help realize the objectives of the framework agreement. For its part, the community agreed that it members would not cause work stoppages without first entering into a dialogue with the Company to discuss any concerns.

Rio Alto is also pleased to announce that at its Annual General and Special Meeting of Shareholders, held on September 29, 2011 in Lima, Peru, all of the resolutions set out in the Company’s notice of meeting were passed. Additionally, the board of directors extends its appreciation for the contributions made by Daniel Kenney who did not stand for re-election to the board of directors. Daniel provided valuable insight and considered opinions to the board since he was appointed as a director in June 2009. He will continue to provide counsel in his ongoing role as the Company’s Corporate Secretary.

Forward-Looking Statements

Certain statements made in this news release are forward-looking statements that reflect Rio Alto’s expectations regarding its mine development activities, ongoing relationships with residents within the area of influence of the La Arena Gold Oxide Mine, which could affect the Company’s results of operations and financial condition and such statements are subject to important risks and uncertainties. Forward-looking statements may be identified by words such as “anticipate”, “expect”, “believe”, “may”, “should”, “estimate”, “project”, “outlook”, or other similar words or expressions of a conditional nature. Forward-looking statements in this document are intended to provide Rio Alto security holders and potential investors with information regarding Rio Alto and its subsidiaries and Management’s assessment of the Company’s future financial and operating plans and statements included or incorporated by reference in this news release that address activities, events or developments that Rio Alto or its Management expects or anticipates will or may occur in the future, including such things as mining and mine development activities and community relations programs at or near the La Arena Gold Oxide Mine and other such matters, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the performance and achievements of Rio Alto to be materially different from any future results, performance or achievements expressed or implied by those forward-looking statements. The risks include but are not limited to those risk factors set out in the Company’s Annual Information Form for the year ended May 31, 2011 and in Rio Alto’s other continuous disclosure documents that may be found within the Company’s SEDAR profile at www.sedar.com.

Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
Director, President & COO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & COO	Alejandra Gomez, Investor Relations
Phone: +51 1 625 9900	Phone: +1 604 628 1401
Phone: +51 99279 4655	Fax: +1 866 393 4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.